Timothy J. Ring

Senior Vice President and Secretary

October 19, 2022

VIA EDGAR

Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MetLife, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2022

File No. 001-15787

Ladies and Gentlemen:

This letter sets forth the response of MetLife, Inc. (including its corporate affiliates appropriate to the context, the “Company” or “MetLife”) to the comments contained in your letter dated September 22, 2022 regarding the Company’s Definitive Proxy Statement referenced above.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Management’s Response:

MetLife will expand in its future proxy statement disclosures the discussion of the reasons it believes the current leadership structure is the most appropriate. The disclosure will address the specific characteristics and circumstances, and how any change to the current structure would be considered.

2. Please expand upon the role that your Chairman plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Chairman may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

Management’s Response:

MetLife’s future proxy statement disclosures concerning the role of the Chairman will address the extent to which the Chairman may represent the board in communications with shareholders, the board’s consideration of risk matters, the role of the CEO and the design of the board.

Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

October 19, 2022

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

•

why your board elected to retain direct oversight responsibility for the design and implementation of risk management and risks associated with leadership succession planning, rather than assign oversight to a board committee;

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Management’s Response:

MetLife will address in its future proxy statement disclosures decisions regarding the board’s approach to risks associated with leadership succession, the timeframe for evaluating risks, the involvement of outside advisors, the role of the Chief Compliance Officer and the alignment of risk oversight with the Company’s disclosure controls and procedures.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2640.

Sincerely,

/s/ Timothy J. Ring

Timothy J. Ring

cc:

United States Securities and Exchange Commission

Amanda Ravitz, Division of Corporation Finance

Barbara Jacobs, Division of Corporation Finance

MetLife, Inc.

Michel A. Khalaf, President and Chief Executive Officer

John D. McCallion, Executive Vice President and Chief Financial Officer

Stephen W. Gauster, Executive Vice President and General Counsel